Exhibit 20.2
                                                        ------------
                                June 16,1994

Dear Shareholder,

I am writing today to inform you about two issues important to you as an SCEcorp shareholder. You may already have read reports about these matters in the news media, but I wanted you to hear firsthand about them from me.

Dividend Reduction
- - - ------------------

Today our Board of Directors voted to reduce the annual common stock dividend from $1.42 to $1.00 per share. We took this step only after the most careful and thoughtful consideration, recognizing its consequences for our many shareholders who rely on dividend payments. In the end, we became fully convinced that it was necessary to take us along the best path for our company's future. Why did we do so?

Quite simply, Southern California Edison's earnings outlook has become too uncertain for us to maintain our current high dividend levels. Our Board reached its decision based on a careful review of all major factors affecting the company's business prospects, including lower authorized rates of return for Edison, the company's ongoing cash needs, the changing nature of the electric utility industry, and proposed large changes in California utility regulation, which I discuss below.

Edison has always been the principal source of SCEcorp dividend payments. Paying out the current high percentage of the utility's earnings in dividends is not consistent with the increased earnings uncertainty we now face, and would not be prudent.

We believe this new dividend rate is sustainable. We also believe that, at this rate, there is the potential for future dividend growth. However, future dividend increases will depend upon our business prospects, including the outcome of several key regulatory matters that are currently being considered by the CPUC. Those include the Commission's industry restructuring proposals and our 1995 General Rate Case and Performance-Based Ratemaking filing.

In its deliberation, the SCEcorp board reaffirmed its previously stated dividend policy that it will consider long-term earnings prospects and the need for cash in SCEcorp businesses, while remaining committed to a strong dividend.

CPUC Proposal for Electric Utility Industry Restructuring.
- - - ----------------------------------------------------------

On April 20, the Public Utilities Commission released a proposal to make dramatic changes in the way electric utilities would be regulated in California. The proposed restructuring plan is referred to as "The Blue Book" (simply because of the color of its cover). It proposes that all electric consumers in the state would ultimately be allowed the option of buying electricity from any provider, rather than solely from their local utility. The Blue Book calls this concept "direct access." Under the proposal - which would fundamentally alter the nature of our business - large industrial customers would have direct access beginning in 1996 and all customers would have such choice by 2002. The Blue Book also proposes to replace the state's traditional regulatory framework with Performance-Based Ratemaking, a concept that would reward utilities for superior achievements and penalize them for poor performance.

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Edison supports the Commission's goals of making changes that will promote greater efficiency, thus creating lower electric rates. However, Edison does not endorse the proposed means to achieve those goals. We believe the Blue Book approach cannot obtain all the Commission's desired results, which include honoring the commitments made by utilities and their shareholders under the existing set of regulations. That is especially true given the Blue Book's very rapid proposed implementation schedule, which does not allow time to "do it right."

We have designed and proposed to the CPUC an alternative approach which we believe protects our shareholders' interests while meeting the Commission's goals, and also is consistent with state and federal law. Our proposal has three parts:

* Implement performance-based ratemaking.
  --------------------------------------
Performance-based ratemaking rewards utilities for lowering costs by using their existing assets more efficiently, and locks in productivity benefits each year for customers. We strongly endorse this approach, and in fact had already proposed it for Edison.

 *  Create an efficient power wholesale market.
    ------------------------------------------

We know that our customers could realize substantial benefits if Edison were part of a truly efficient region-wide wholesale power market. No such market exists today, so we have proposed a means to create one, which we call "PoolCo." This independent company would oversee operation of the transmission system and a competitive wholesale power market covering the entire Western United States. Such an arrangement would serve our customers well. It would also provide Edison a better opportunity to compete in the power generation business in the years ahead without being encumbered by severely limiting regulation.

 *  Proceed carefully toward "direct access."
    ---------------------------------------

If California decides that it needs to incorporate "direct access" in its future electric system, it should do so only after a proper foundation has been built. That means resolving a number of very significant regulatory, legislative and public policy issues at both state and federal levels.

Our management and I are taking every possible measure to persuade the CPUC and others to conclude these deliberations with decisions that protect and enhance the interests of you, our shareholders. We will keep you informed of our progress toward resolution of these issues, and toward a bright future for SCEcorp.

Sincerely,



John E. Bryson